FORM 5		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
W	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
W	Form 3 Holdings Reported
W	Form 4 Transactions Reported
1. Name and Address of Reporting Person Robo, James L.	2. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director		10% Owner
							Officer (give title below)	X	Other (specify below)
(Last) (First) (Middle) FPL Group, Inc. 700 Universe Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year December 31, 2002			(1)
7. Individual or Joint/Group Reporting (Check Applicable Line)
(Street) Juno Beach, FL 33408				5. If Amendment, Date of Original (Month/Year)			X	Form filed by One Reporting Person
(City) (State) (Zip)							Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
				Amount	A or D	Price
Common Stock	- -	- -	- -	- -	- -	- -	109.8171	I	By Thrift Plan Trust
Common Stock	3/22/02	- -	A (2)	10,000	A	- -	10,000	D

FORM 5 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
					A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$59.20	3/22/02	_ _	A	75,000		(3)	3/22/12	Common Stock	75,000		75,000	D

Explanation of Responses:

(1)    President of FPL Energy, LLC (subsidiary of Issuer).

(2)    Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

(3)    The Option shall vest as to 25,000 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

DENNIS P. COYLE	January 27, 2003

Signature of Reporting Person	Date